EXHIBIT 19

Weyco Group, Inc.

Insider Trading Policy

Original Issue Date: December 2005

Updated: February 2024

Purpose

Federal securities laws prohibit trading in the securities of a company on the basis of material “inside” information.  These laws also prohibit giving “Material Non-Public Information” to others who may trade on the basis of that information.  Anyone violating these laws is subject to personal liability and could face criminal penalties.  To prevent insider trading violations, Weyco Group, Inc. (the “Company”) has established this Insider Trading Policy.

Policy

●	No “Insider” (see Definitions) may buy or sell the Company’s securities during any of the four “Blackout Periods” that occur each fiscal year.

[This does not apply to the exercise of stock options for cash under the Company’s equity plans, since the price is fixed by the terms of the option agreement, or to cashless option exercises (net share settlements), which represent the exercise and simultaneous sale back to the Company in a private transaction.  However, the sale of any such shares in the open market is prohibited under this policy during the “Blackout Periods.”]

●	No person may buy or sell the Company’s securities at any time when they have “Material Non-Public Information” relating to the Company.

●	No person may disclose the Company’s “Material Non-Public Information” to third parties.

The matters set forth in this policy are guidelines only, and appropriate judgment should be exercised in connection with all securities trading.

Definitions

Blackout Periods – The Company’s has four Blackout Periods that begin on March 16th, June 16th, September 16th and December 16th of each fiscal year and end two full trading days (on the NASDAQ) after the Company has announced its earnings for the preceding fiscal period.

Insiders – Weyco Insiders include (i) members of the Board of Directors, executive officers, vice presidents and employees who are directly involved in the monthly financial statement close process or who frequently have access to “Material Non-Public Information” about the Company; (ii) the Company’s consultants and other persons who receive or have access to the Company’s “Material Non-Public Information”; and (iii) household and immediate family members of those listed in (i) and (ii).

Material Non-Public Information – In general, Material Non-Public Information is any information, positive or negative, about the Company that, if disclosed, would be expected to affect either the market price of, or the decision of a reasonable investor to buy, sell or hold, the Company’s securities.  Examples of such information include:

●	Financial results
●	Projections of future earnings or losses
●	News of a pending or proposed merger, acquisition or divestiture
●	Gain or loss of a substantial customer or supplier
●	Changes in dividend policy
●	New product announcements of a significant nature
●	Significant pricing changes
●	Declarations of stock splits or stock dividends
●	New equity or debt offerings
●	Major changes in executive management
●	Other favorable or unfavorable business developments

Material Non-Public Information will be deemed to be public after two full trading days have passed on the NASDAQ following the date when the information is disclosed publicly by the Company.

Securities – Securities include the Company’s common stock, preferred stock, options to purchase common stock and restricted stock.

Potential Civil, Criminal and Disciplinary Actions

Violations of the federal securities laws surrounding insider trading can lead to significant fines, imprisonment and other penalties for those individuals involved.  Failure to adhere to this policy could result in serious consequences including termination of employment.

Inquiries

All inquiries regarding this policy should be directed to Judy Anderson, Vice President/CFO at (414) 908-1833.